Exhibit 99.2

PTL Limited Announces Financial Results for the First Half of Fiscal Year 2025

PTL Limited (“PTL” or the “Company”) (Nasdaq: PTLE) is a limited liability company established under the laws of the British Virgin Islands on December 29, 2023. It is a holding company with no business operation. The Company, through its wholly-owned subsidiaries, Petrolink Energy Limited (“Petrolink Hong Kong”) and Petrolink Energy Pte. Ltd. (“Petrolink Singapore”), (collectively, the “Group”), is an established bunkering facilitator providing marine fuel logistics services for vessel refuelling, primarily serving the Asia Pacific market. The Group leverages on its close relationships and partnership within our established network in the marine fuel logistic industry, including the upstream suppliers and downstream customers, to provide a one-stop solution for vessel refuelling. The Group purchases marine fuel from its suppliers and arrange its suppliers to deliver marine fuel to its customers directly. As a bunker facilitator, the Group’s services mainly involve (i) facilitating with its suppliers to supply fuel for the use by the customers’ vessels at various ports along their voyages in the Asia Pacific region; (ii) arranging vessel refuelling activities at competitive pricing to the customers; (iii) offering trade credit to the customers for vessel refuelling; (iv) handling unforeseeable circumstances faced by the customers and providing contingency solutions to the customers in a timely manner; and (v) handling disputes, mainly in relation to quality and quantity issues on marine fuel, if any. The Company today announced its unaudited financial results for the six months ended June 30, 2025 (the “First Half of Fiscal Year 2025”).

First Half of Fiscal Year 2025 Financial Results

	For the Six Months Ended June 30,
Selected Unaudited Interim Condensed Consolidated Statements of Income Data:	2025 USD	2024 USD	2023 USD
Revenue	43,555,675	50,273,589	44,254,007
Cost of revenue	(43,008,979)	(49,133,889)	(42,997,119)
Gross profit	546,696	1,139,700	1,256,888
Selling, general and administrative expenses	(1,174,250)	(718,758)	(220,296)
Reversal of provision for expected credit loss	2,401,151	-	-
Total other (expense) income, net	(564,091)	(2,151)	7,481
Income before provision for income taxes	1,209,506	418,791	1,044,073
Income tax expense	-	(98,347)	(150,578)
Net income	1,209,506	320,444	893,495
Earnings per share – basic and diluted	0.05	0.028	0.079

Revenue

Our revenue decreased by $6,717,914, or 13.4%, from $50,273,589 for the six months ended June 30, 2024 to $43,555,675 for the six months ended June 30, 2025, primarily because of the decrease in our sales volume of approximately 81,702 metric tons for the six months ended June 30, 2024 to approximately 79,055 metric tons for the six months ended June 30, 2025.

Our revenue increased by $6,019,582, or 13.6%, from $44,254,007 for the six months ended June 30, 2023 to $50,273,589 for the six months ended June 30, 2024, primarily because of the increase in our sales volume of approximately 73,633 metric tons for the six months ended June 30, 2023 to approximately 81,702 metric tons for the six months ended June 30, 2024.

Cost of revenue

Our cost of revenue mainly represented the marine fuel cost and other costs mainly including the agency fee, barging fee, cancellation charges and survey fee. Our cost of revenue decreased by $6,124,910, or 12.5%, from $50,273,589 for the six months ended June 30, 2024 to $43,008,979 for the six months ended June 30, 2025, which was mainly due to the decrease in our marine fuel costs and in line with the decrease in our revenue.

Our cost of revenue increased by $6,136,770, or 14.3%, from $42,997,119 for the six months ended June 30, 2023 to $49,133,889 for the six months ended June 30, 2024, which was mainly attributable to the increase in our marine fuel costs and in line with the increase in our revenue.

Gross profit

Our gross profit decreased by $593,004, or 52.0%, from $1,139,700 for the six months ended June 30, 2024 to $546,696 for the six months ended June 30, 2025, which was due to the decrease in our revenue as stated above. Our gross profit margin decreased from 2.3% for the six months ended June 30, 2024 to 1.3% for the six months ended June 30, 2025, which was mainly attributable to slightly upward adjustments in the purchase cost of our marine fuels we purchased during the six months ended June 30, 2025.

Our gross profit remained relatively stable at $1,139,700 and $1,256,888 for the six months ended June 30, 2024 and 2023, respectively. Our gross profit margin remained relatively stable at 2.3% and 2.8% for the six months ended June 30, 2024 and 2023, respectively.

Selling, general and administrative expenses

Our selling, general and administrative expenses mainly represented the staff costs, agency commission, legal and professional fee, bank charges, utilities expenses, travelling and transportation costs and office supplies.

Our selling, general and administrative expenses increased by $455,492, or 63.4%, from $718,758 for the six months ended June 30, 2024 to $1,174,250 for the six months ended June 30, 2025, which was mainly due to the increase in staff cost and professional fees such as audit, legal and consulting service expenses we incurred after the listing in the United States during the six months ended June 30, 2025, as compared to the six months ended June 30, 2024.

Our selling, general and administrative expenses increased by $498,462, or 226.3%, from $220,296 for the six months ended June 30, 2023 to $718,758 for the six months ended June 30, 2024, which was mainly due to the increase in staff cost and professional fees such as audit, legal and consulting service expenses we incurred for the application of the listing of becoming a publicly traded company in the United States during the six months ended June 30, 2024, as compared to the six months ended June 30, 2023. We expect our selling, general and administrative expenses, including, but not limited to, staff costs, to increase in the foreseeable future, as our business further grows. We expect our legal and professional fees for legal, audit, and advisory services will increase as we will incur the audit fee, legal fee and advisory fee for this Offering and subsequently become a public after the IPO.

Reversal of provision for expected credit loss

We recorded a reversal of provision for expected credit loss of $2,401,151, nil and nil, respectively, for the six months ended June 30, 2025, 2024 and 2023. Such reversal of provision for expected credit loss of $2,401,151 for the six months ended June 30, 2025 was mainly attributable to the settlement of our long-aged accounts receivable, which was fully provided for expected credit loss as at December 31, 2024, by our customer during the six months ended June 30, 2025, resulting in the reversal of provision for expected credit loss of $5,740,368 for the six months ended June 30, 2025, which was partially offset by the increase in provision for expected credit loss of $3,339,217 for another customer’s accounts receivable for the six months ended June 30, 2025, as the management believed that the recoverability of such accounts receivable was remote due to the client is in the process of liquidation and have written-off the accounts receivable of $3,339,217 for the six months ended June 30, 2025.

Income tax expense

Our company, PTL Limited, was incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, PTL Limited is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no British Virgin Islands withholding tax will be imposed.

Petrolink Energy Limited is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. Hong Kong profit tax rates are 8.25% on assessable profits up to $256,410 (HK$2,000,000), and 16.5% on any part of assessable profits over $256,410 (HK$2,000,000). For the six months ended June 30, 2025, Petrolink Energy Limited had no assessable profits arising in Hong Kong and, hence, no provision of current tax has been made in this period. For the six months ended June 30, 2024 and 2023, Petrolink Energy Limited had assessable profits arising in Hong Kong and, hence, the provision of current tax of $98,347 and $150,578, respectively, has been made in these periods.

Petrolink Energy Pte. Ltd. is subject to Singapore Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first $7,463 (S$10,000) taxable income and 50% of the next $141,791 (S$190,000) taxable income exempted from income tax. For the six months ended June 30, 2025, 2024 and 2023, Petrolink Energy Pte. Ltd. had no assessable profits arising in Singapore and, hence, no provision of current tax has been made in these periods.

Net income

The net income increased by $889,062, or 277.5%, from $320,444 for the six months ended June 30, 2024 to $1,209,506 for the six months ended June 30, 2025. Such change was the result of the combination of the changes as discussed above.

The net income decreased by $573,051, or 64.1%, from $893,495 for the six months ended June 30, 2023 to $320,444 for the six months ended June 30, 2024. Such change was the result of the combination of the changes as discussed above.

Cash Flow

Operating Activities

Net cash used in operating activities amounted to $8,249,616 for the six months ended June 30, 2025, mainly derived from (i) a decrease in accounts payable of $7,723,935, due to more settlement to the vendors closer to the end of the six months ended June 30, 2025, as compared to that of fiscal year ended December 31, 2024; (ii) an increase in prepayments and other current assets of $1,125,752, due to the placement of the deposits for the security of the credit facilities during the six months ended June 30, 2025; and (iii) non-cash items of the reversal of provision for expected credit loss of $2,401,151, which was partially offset by (i) net income of $1,209,506 for the six months ended June 30, 2025; and (ii) the decrease in accounts receivable of $1,227,371, due to more settlements by the customers closer to the end of the six months ended June 30, 2025, as compared to that of the fiscal year ended December 31, 2024.

Net cash used in operating activities amounted to $595,677 for the six months ended June 30, 2024, mainly derived from (i) a decrease in accounts payable of $1,635,755, due to more settlement to the vendors closer to the end of the six months ended June 30, 2024, as compared to that of fiscal year ended December 31, 2023; and (ii) an increase in accounts receivable of $721,961, due to more billings to the customer closer to the end of the six months ended June 30, 2024, as compared to that of fiscal year ended December 31, 2023, which was partially offset by (i) net income of $320,444 for the six months ended June 30, 2024; and (ii) a decrease in prepayments and other current assets of $1,591,357, due to the settlement of the advances to the suppliers for the purchase of marine fuel during the six months ended 30 June 2024.

Net cash provided by operating activities amounted to $167,091 for the six months ended June 30, 2023, mainly derived from (i) net income of $893,495 for the six months ended June 30, 2023; and (ii) a decrease in accounts receivable of $229,887, due to more settlements by the customers closer to the end of the six months ended June 30, 2023, as compared to that of the fiscal year ended December 31, 2022, which was partially offset by (i) a decrease in accounts payable of $1,135,736, due to more settlement to the vendors closer to the end of the six months ended June 30, 2023, as compared to that of fiscal year ended December 31, 2022.

Investing Activities

No net cash was provided by/(used in) investing activities for the six months ended June 30, 2025, 2024 and 2023.

Financing Activities

Net cash provided by financing activities amounted to $6,143,467 for the six months ended June 30, 2025, which mainly included the proceeds from issuance of ordinary shares pursuant to the offering, net of issuance cost of $7,140,000, netting off the payments of offering costs related to the offering of $996,533 during the six months ended June 30, 2025.

Net cash used in financing activities amounted to $327,517 for the six months ended June 30, 2024, which mainly included the payments of offering costs related to the initial public offering of $324,069 during the six months ended June 30, 2024.

No net cash was provided by/(used in) financing activities for the six months ended June 30, 2023.

About PTL Limited

Headquartered in Hong Kong, we are an established bunkering facilitator providing marine fuel logistics services for vessel refueling, primarily container ships, bulk carriers, general cargo vessels, and chemical tankers. Targeting and serving the Asia Pacific market, we leverage our close relationships and partnership within our established network in the marine fuel logistic industry, including the upstream suppliers and downstream customers, to provide a one-stop solution for vessel refueling.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations, including the trading of its Ordinary Shares or the closing of the Offering. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to read the risk factors contained in the Company’s final prospectus and other reports it files with the SEC before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

For more information, please contact:

PTL Limited

Investor Relations

Email: info@petrolinkhk.com

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